Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES AGREEMENT TO PROMOTE AGGRASTAT® IN THE COMMONWEALTH OF PUERTO RICO

Exclusive Sales and Marketing Agreement with Seyer Pharmatec, Inc.

WINNIPEG, CANADA – (November 5, 2012) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJD.PK), is pleased to announce that its wholly-owned subsidiary, Medicure Pharma, Inc., has entered into an agreement with Seyer Pharmatec Inc. for the sale and marketing of AGGRASTAT® (tirofiban HCl) within the Commonwealth of Puerto Rico.  Under the terms of the agreement, the Seyer Pharmatec sales force will launch its promotional efforts for AGGRASTAT in January 2013.

“We are pleased to launch AGGRASTAT into a significant new market,” stated Dawson Reimer, President and COO of Medicure Inc.  “Seyer Pharmatec is a strong commercial partner with a proven track record for marketing innovative pharmaceuticals in Puerto Rico. Their involvement will be a significant help in our effort to expand sales of AGGRASTAT.”

Medicure Pharma has recently completed the regulatory and importation requirements necessary to sell and distribute AGGRASTAT within the Puerto Rican market.  Current sales for glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitors within Puerto Rico are approximately US$5 million per year.

“AGGRASTAT presents a growth opportunity for our hospital focused sales team that complements our existing portfolio of products”, stated Michel Badia, President and CEO, Seyer Pharmatec, Inc.  “We are pleased to be able to support Medicure Pharma with the launch of their product into this market.”

About Seyer Pharmatec, Inc.

Seyer Pharmatec, Inc. is a rapidly growing pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products for the Puerto Rico market. Seyer provides fully integrated distribution services and an experienced sales force calling on specialty physicians. Seyer’s products are principally sourced from small to medium sized pharmaceutical and biotechnology companies with promising technology but no sales and marketing capabilities in Puerto Rico.  For more information on Seyer please visit www.spharmatec.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About Aggrastat

AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc. Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

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Forward Looking Information
Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including the ability of Medicure and Seyer Pharmatec to increase sales in Puerto Rico, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2012.